February 13, 2013

Mr. H. Roger Schwall

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Far East Energy Corporation

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 13, 2012

File No. 0-32455

Ladies and Gentlemen:

On behalf of Far East Energy Corporation (the “Company” or “Far East”), set forth below are our responses to your letter dated January 30, 2013, containing the comments of the staff of the Securities and Exchange Commission (the “Commission”) to our Form 10-K for the Fiscal Year ended December 31, 2011 (File No. 000-32455) filed with the Commission on March 13, 2012 (the “Form 10-K”). For your convenience, we have included the staff’s comments below with our responses below the staff’s comments. Any capitalized terms used but not otherwise defined have the meaning given to such terms in our Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2011

Properties, page 42

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Overview, page 40

1.	Your response to prior comment number three is unclear regarding your intentions as they relate to the disclosure of flared gas volumes as production. Please note that reported production volumes should not include flared gas. See Instruction 2 to Item 1204 of Regulation S-K.

Response

We do not intend to disclose flared gas as reported production volumes in future SEC filings.

2.	Your response to prior comment three suggests that your reserve disclosure on page 77 may include quantities of gas expected to be flared. If that is the case, revise your disclosure on page 77 to include only reserves quantities anticipated to be economically producible. Refer to ASC 932-10-20.

Response

The reserve disclosure on page 77 for the end of year at December 31, 2011 does not include quantities of gas expected to be flared. In such table, however, the quantities for the line items “extensions, discoveries and other additions” and “production” included quantities of gas flared during the year ended December 31, 2011. In future filings, we will ensure that such table does not report gas expected to flared in reported reserve quantities or in “extensions, discoveries and other additions” and that gas flared during such period are not reported as “production.”

Critical Accounting Policies, page 48

Oil and Gas Reserve Quantities, page 49

3.	We note your response to prior comment four which indicates your long-term production participation plan liability is zero. As previously requested, describe the nature of this liability, specify how it is calculated and to whom you would be obligated to make related payments.

Response

As noted in our response to prior comment four, we included the disclosure in the Form 10-K to reflect the potential of a future incurrence of such liability. We have not as yet implemented a long-term production participation plan but may do so in the future as an incentive to employees and contractors. In light of the fact that we have not implemented such plan or incurred any liabilities, we will delete this disclosure in future filings with the Commission unless and until such plan is implemented and liabilities are incurred.

Note 1. Summary of Significant Accounting Policies, page 58

4.	We note your responses to comments five and six which indicates that you have experienced delays in collecting certain accounts receivable from CUCBM because of delays in reconciling certain administrative procedures among Shanxi provincial authorities, CUCBM and SPG. Please tell us the nature of the disputes and specify the amounts of the disputed receivables and indicate how long they have been in arrears. In addition, please clarify if you have recorded any receivables subsequent to December 31, 2011 where payment has been delayed due to reconciling certain administrative procedures among Shanxi provincial authorities, CUCBM and SPG.

Response

The administrative procedures related to CUCBM obtaining the proper tax certificates and business licenses in the appropriate jurisdiction to allow CUCBM to issue a valid tax invoice to SPG and to enable CUCBM to receive payments from SPG for such invoices. We were assured that once the proper jurisdiction was determined, the flow of invoicing and payments would begin, and based on that assurance, we continued to record receivables subsequent to December 31, 2011. Because these were administrative procedural matters and we were assured by CUCBM that they would be resolved, no amounts were in dispute. CUCBM and SPG have not disagreed with the amounts owed.

As of December 31, 2012, all receivables related to 2011 and all receivables in excess of 60 days had been collected.

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5.	Send us an aging of your accounts receivable as of both December 31, 2011 and September 30, 2012. The aging should show initial billing amount and date, payment terms, subsequent collections or adjustments, and net amounts outstanding.

Response

The accounts receivable aging report will be supplementally provided to the staff.

Supplemental Oil and Gas Reserve Information (Unaudited), page 76

Proved Oil and Gas Reserves, page 77

6.	We note your response to prior comment seven. Please tell us and disclose the type and nature of your capitalized intangible proved property. Refer to ASC 932-360-35-7 and clarify if you have significant development costs incurred in connection with a planned group of development wells before all of the planned wells have been drilled.

Response

Our capitalized intangible proved property reflects the cost incurred drilling CBM wells excluding tangible equipment. We do not have any significant development costs incurred in connection with a planned group of development wells before the planned wells have been drilled. Related infrastructure is built as needed to deliver gas after or concurrently as development wells are drilled.

Engineering Comments

Shouyang PSC, page 11

7.	In comment 11 of our September 25, 2012 letter, we asked that you amend your document to “…explain the requirements you must fulfill in order to obtain such [Chinese reserve] certification.” Your proposed new disclosure is “We are in the process of obtaining the necessary certifications to support the request for a long-term development license.” Please expand this to explain the agenda of actions required of you to obtain this certification.

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Response

In future filings, we intend to expand the discussion regarding the necessary certifications substantially as follows:

We are in the process of obtaining the necessary certifications to support the request for a long-term development license. The key certification is that the identified development area contains verifiable/recoverable CBM resources that can be extracted in a commercially economic manner to the standards and guidelines set forth in the Specifications for Coalbed Methane Resources/Reserves (DZ/T0216-2010) (the “CBM Specifications”) promulgated by the PRC’s Ministry of Land and Resources (“MLR”). The first step is to engage a Chinese company licensed by the MLR to compile reports as to CBM resources in accordance with MLR requirements. In our case, in October 2010, we engaged the Technology Department of CUCBM to compile our first report. The licensed Chinese vendor will estimate CBM resources subject to certain conditions and assumptions specified in the CBM Specifications with respect to well spacing, the types of wells emphasized in the estimation of resources, the level of output of individual wells and the method of determining such output. The estimation of CBM resources at the necessary level is conducted only on blocks containing wells achieving a minimum standard of production for the CBM resources claimed for a time period of at least three months. Upon completion of a preliminary draft of the report, an independent CBM expert reviews the report and provides comments to the licensed Chinese vendor. Once we are satisfied with the report, our Chinese partner company submits the report to the Petroleum Reserve Office of the MLR. After review and resolution of any questions or comments, the report is approved by the Petroleum Reserve Office of the MLR and submitted to the Reserve Review and Exam Office of the MLR for further review and certification. After review and resolution of any questions or comments, the CBM resources are then certified by the Reserve Review and Exam Office of the MLR to the requisite levels under the CBM Specifications, at which point work can commence on the application process for a long-term development license for the identified development area. We obtained our first certification from the MLR in June 2012 as to an approximately 24,710 acre area (approximately 100 square kilometers) and are in the process of preparing an application for a long-term development license for the area. We are also evaluating additional acreage for future MLR certification.

Properties, page 32

Undeveloped Acreage, page 32

8.	We note your response to prior comment number 12. Revise your disclosure to provide additional detail regarding the remaining terms of your leases and concessions. As an example, consider expanding the table on page 32 to present material acreage that will expire in each of the next three years and a summary of the actions that are necessary on your part to avert expiration. Address whether you have claimed proved undeveloped reserves on such acreage.

Response

In future filings, we will revise and expand the table on page 32 to read substantially as follows:

	Acreage

	Gross (1)		Net (2)
China:
Shouyang Block, Shanxi Province	409,825
Area A	15,990	(3)	15,990
Area B	272,755	(4)	190,929
Area C	121,080	(4)	84,756
Qinnan Block, Shanxi Province (5)	573,000		401,100 - 573,000
Laochang Area, Yunnan Province	119,338	(6)	71,603

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(1) Acreage reflects the PSC amendments for the Shouyang and Yunnan Blocks after receiving necessary governmental approvals.

(2) In the Shouyang Block, the Chinese partner company has the option to receive up to a 30% participating interest share in Areas A, B and C within thirty (30) days of receipt of notice of Chinese certification of CBM resources in a particular CBM field. Currently, CUCBM did not elect to take any participating interest in Area A of the Shouyang Block, and thus we are entitled to a 100% participating interest share (subject to the ConocoPhillips overriding royalty). CUCBM will not have to make any election on Areas B or C until such time as we obtain Chinese certifications as to CBM resources in such areas. In the Yunnan Block, CUCBM has the right to accept up to a 40% participating interest share within thirty (30) days of receipt of notice of Chinese certifications of CBM resources in a particular CBM field.

(3) As modified in the 2011 Shouyang PSC Modification Agreement, unless extended or amended, the exploration period for Area A will expire on June 30, 2015. However, the 2011 Shouyang PSC Modification Agreement provides that we may retain acreage under a variety of scenarios without further consents or approvals, including areas for which a report as to CBM resources has been submitted by us to CUCBM that reasonably complies with the Chinese CBM standards in connection with the process to compile an ODP. This has already been accomplished for Area A, as a report as to CBM resources has been submitted by us to CUCBM and that report was subsequently approved and certifications received from all requisite levels of the MLR.

(4) As modified in the 2011 Shouyang PSC Modification Agreement, unless extended or amended, the exploration periods for Area B and Area C will expire on June 30, 2015 and June 30, 2013, respectively. However, the 2011 Shouyang PSC Modification Agreement provides that we may retain acreage under a variety of scenarios without further consents or approvals, including areas for which a report as to CBM resources has been submitted by us to CUCBM that reasonably complies with the Chinese CBM standards in connection with the process to compile an ODP.

(5) Currently, the exploration period under the Qinnan PSC has technically expired, and we are pursuing claims that we are entitled to an extension of the exploration period due to a force majeure event in accordance with the terms of the PSC. If and when our claims are resolved and a modification agreement is entered into with respect to the Qinnan PSC, the Chinese partner company may elect to take a participating interest share of up to 30%. If we are not successful in making such claims, the expiration period will have deemed to have expired, and we will no longer have authority to drill and pursue exploration activities on the Qinnan Block.

(6) As modified in the 2011 Yunnan PSC Modification Agreement, unless extended or amended, the exploration period for the Laochang Area will expire on December 31, 2013. However, the 2011 Yunnan PSC Modification Agreement provides that we may retain acreage under a variety of scenarios without further consents or approvals, including areas for which a report as to CBM resources has been submitted by us to CUCBM that reasonably complies with the Chinese CBM standards in connection with the process to compile an ODP.

In the Form 10-K, no proved undeveloped reserves were claimed on any acreage that was subject to expiration in the next three years.

Reserves, page 33

9	In our prior comment 15, we asked that you reconcile the $6.35/MCF gas price disclosed here with the $7.04/MCFG price used in the standardized measure and the third party reserve report. In part, you presented “Gross Revenues” as $384.3 million, “Net Revenues” as $351.9 million and corrected the resultant $6.45/MCFG price [=$351.9 million/54,599 MMCFG] for the different temperature standard to $6.35/MCFG. Please tell us the reasons for the difference between the “Gross Revenue” and “Net Revenue” figures here. If this is due to the 7.5% revenue share due to CUCBM – from your prior response two - explain the reasons that the CUCBM’s share is not removed from the gross figures here and in the standardized measure. Refer to FASB ASC paragraph 932-235-50-4.

Response

The difference between “Gross Revenues” and “Net Revenues” as reflected in our response to prior comment 15 is attributable to CUCBM’s share of the revenue according to the Shouyang PSC as amended.

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The presentation of “Gross Revenues” in our response to prior comment 15 was merely to illustrate that the $7.04/Mcf indicative gas price set forth in prior comment 15 was calculated using “Gross Revenues” ($384.3 million) and “Net Gas Sales” (54,599 MMcf). Had “Net Revenues” ($351.9 million) been used in the calculation set forth in prior comment 15 and a volume conversion factor of 1.015 been applied, the $6.35/Mcf indicative gas price would have been calculated as reflected in our response to prior comment 15.

After reviewing the RISC report (p. 17) and the note for computation of the standardized measure of discounted future net cash flows on p. 78 of the Form 10-K, we have realized that the line item “Future cash inflows” on p. 78 of the Form 10-K contained a transcription error and incorrectly reflected the gross revenues of $384.3 million instead of net revenues of $351.9 as reflected on p. 17 of the RISC report. Nonetheless, the line item for “Standardized measure of discounted future net cash flows” on p. 78 of the Form 10-K correctly reflected $62.5 million, which was derived from net revenues. The table reflecting the computation of the standardized measure of discounted future net cash flows on p. 78 of the Form 10-K should have read as follows:

2011

Future cash inflows	$351,862
Future production costs	(114,868)
Future development costs	(76,844)
Future income tax expenses	(10,024)
Future net cash flows	150,126
10% discount for estimated timing of cash flows	(87,562)
Standardized measure of discounted future net cash flows	$62,564

In future filings we will ensure that the line item “Future cash inflows” reflects the net revenues only.

Preparation of Reserve Estimates, page 34

10.	In part, your response 19 states “ConocoPhillips’ interest is a 3.5% economic interest in revenues received from the sale of production of coalbed methane gas from the Shouyang block before deduction of costs and is payable by Far East, not an entitlement to production in-kind.” We cannot agree with your position. Entitlement to production in-kind is not a necessary condition for an overriding royalty share of production revenues. Refer to FASB ASC paragraph 932-235-50-24.

Response

The ConocoPhillips 3.5% revenue interest was taken into account in determining the standardized measure of discounted future net cash flows in a manner consistent with FASB ASC paragraph 932-235-50-24 but was not taken into account in determining the volume of net reserves based on our understanding that FASB ASC paragraph 932-235-50-4 required that the “interest” referenced therein be a mineral interest and thus entitled to production-in-kind. We note the staff’s position and in future filings and in future reserve reports the volume of reserves stated for Net Reserves will be reduced by the amount of the ConocoPhillips revenue interest in the sale of production of such CBM. We further note that this approach will reduce the volume of reserves by only 3.5% and will have no effect on the standardized measure of discounted future net cash flows as the ConocoPhillips 3.5% revenue interest was already taken into account for this calculation in the prior filing.

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Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 40

11.	Your responses 20 and 21 indicate that your natural gas production for the first six months of 2012 was 105 MMCF while your third party reserve report projected 314 MMCFG for the same period. Please explain the reasons for this shortfall, the effects on your disclosed reserve estimates and the remedies you plan to adopt.

Response

For the amounts projected for natural gas production in the reserve report for the first six months ended on June 30, 2012, we estimated an assumed drilling pace considered appropriate at the time. This projection was based on the assumption that MofCom approval of the extension of the exploration period would be forthcoming early in 2012 based on prior experience with MofCom and feedback from representatives. Unfortunately, we did not obtain the approval of MofCom for the extension of the exploration period of the Shouyang PSC until July 2012. That delayed the drilling pace and also led to a substantial delay for the close of a $60 million private capital raise. Since the timing of the private capital raise was planned to occur in the spring of 2012, the delay in closing the financing caused us to defer our accelerated drilling program to the first quarter of 2013. This change in the timing of the approval by MofCom was the primary reason for the delay in the drilling program, and the revised drilling schedule will be taken into account in both our reserve report and financial reports for the year ended December 31, 2012.

Supplemental Oil and Gas Reserve Information (Unaudited), page 76

Standardized Measure of Discounted Future Net Cash Flows, page 78

12.	Please explain the reasons that the standardized measure presents the estimated undiscounted future net cash flow as $182.5 million and your third party reserve report presents it as $160.1 million.

Response

Please see the response to comment 9 above regarding the transcription error for the table on page 78. In future filings we will ensure that the line item “Future net cash flows” is correctly reflected.

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If you have any questions regarding the above responses, please contact our Chief Executive Officer, Michael McElwrath, or me at (832) 598-0470 or by facsimile at (832) 598-0479.

Sincerely,

Far East Energy Corporation

/s/ Bruce N. Huff

Bruce N. Huff
Chief Financial Officer

/s/ Michael R. McElwrath

Michael R. McElwrath
Chief Executive Officer

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